Exhibit 99.1

Pactera Announces Receipt of “Going Private” Offer at US$7.00 per ADS

Beijing, September 13, 2013 - Pactera Technology International Ltd. (Nasdaq: PACT) (“Pactera” or the “Company”), a global consulting and technology services provider strategically headquartered in China, today announced that the special committee of the board of directors of the Company (the “Special Committee”) has received a definitive offer letter, dated September 12, 2013 (the “Offer”), from the consortium consisting of (i) an affiliate of funds managed or advised by The Blackstone Group, (ii) certain members of the Company’s management comprising Chris Chen, the Company’s non-executive Chairman, Tiak Koon Loh, the Company’s Chief Executive Officer, and David Chen, Sidney Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng, and (iii) Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, the “Buyer Consortium”), to acquire all of the outstanding shares of Pactera not currently owned by the Buyer Consortium in a going private transaction (the “Transaction”) for US$7.00 per American Depositary Share (“ADS”, each ADS representing one common share of the Company) in cash, subject to certain conditions. The Offer adjusted down the proposed price of US$7.50 per ADS in the Buyer Consortium’s non-binding proposal received by the board of directors of the Company on May 20, 2013. A copy of the Offer is attached as Exhibit A.

The Special Committee, which was formed to consider the proposed Transaction and any potential alternative transactions involving the Company, with assistance from its financial and legal advisors, is in the process of evaluating the Offer and any alternative proposal it may receive.  The Special Committee cautions the Company’s shareholders that no decision has been made by the Special Committee or the board of directors of the Company with respect to the Company’s response to the Offer and there can be no assurance that any agreement will be executed or that this or any other transaction will be approved or consummated.

About Pactera

Pactera Technology International Ltd. (NASDAQ: PACT), formed by a merger of equals between HiSoft Technology International Limited and VanceInfo Technologies Inc., is a global consulting and technology services provider strategically headquartered in China. Pactera provides world-class business / IT consulting, solutions, and outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in China, the United States, Europe, Australia, Japan, Singapore and Malaysia. Pactera’s comprehensive services include business and technology advisory, enterprise application services, business intelligence, application development & maintenance, mobility, cloud computing, infrastructure management, software product engineering & globalization, and business process outsourcing.

For more information about Pactera, please visit www.pactera.com.

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Safe Harbor: Forward-Looking Statements

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon the Company’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Pactera’s control, which may cause Pactera’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, the Company’s dependence on a limited number of clients for a significant portion of its revenues, uncertainty relating to its clients’ forming or plan to form joint venture with the Company’s competitors, the economic slowdown in its principal geographic markets, the quality and portfolio of its service lines and industry expertise, and the availability of a large talent pool in China and inflation of qualified professionals’ wages, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks, uncertainties or factors is included in Pactera’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release is as of the date of this news release, and Pactera does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Tracy Zhou

Investor Relations

Pactera Technology International Ltd.

Tel: +86-10-5987-5138

E-mail: ir@pactera.com

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Exhibit A

September 12, 2013

STRICTLY PRIVATE AND CONFIDENTIAL

J.P. Morgan Securities (Asia Pacific) Limited

Attention: Sanjeev Malkani

28/F Chater House

8 Connaught Road Central, Hong Kong

Dear Mr. Malkani,

Reference is made to your process letter, dated July 23, 2013, soliciting a binding offer (the “Proposal”) regarding the acquisition by the Consortium, as defined below, of all of the outstanding shares of Pactera Technology International Ltd. (the “Company”) that are not already owned by the Consortium (the “Acquisition”).

During the course of the past seven weeks, we have conducted thorough due diligence on the Company and we would like to express our sincere appreciation to the management, advisors and the Special Committee of the Board of Directors of the Company for the time and access with which we have been provided throughout the course of the process.

We are pleased to submit a fully-committed, definitive offer for the Company. This Proposal underscores our continued strong interest in the Company and we look forward to the opportunity to successfully consummate this transaction with you.

Set forth below are the key terms of our Proposal.

1.              Identity of the Bidding Party. The consortium (the “Consortium”) consists of the following members (collectively, the “Consortium Members”):

• The Sponsor, as defined below, an affiliate of funds managed or advised by Blackstone Singapore Pte. Ltd. or its affiliates;

• The Company’s non-executive Chairman, Chris Chen, the Company’s Chief Executive Officer, Tiak Koon Loh, and the Company’s Executive Committee members (including David Chen, Sidney Huang and Jun Su) as described in our non-binding proposal dated May 20, 2013;

• He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng (together with Chris Chen, Tiak Koon Loh, David Chen, Sidney Huang and Jun Su, the “Senior Management Members”), who each agreed to join the Consortium between May 21, 2013 and May 22, 2013 and executed a joinder agreement to the Consortium Agreement dated as of May 22, 2013, as disclosed in the Schedule 13D filed on May 29, 2013; and

• Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (together “GGV”), existing shareholders of the Company, who agreed to participate in the Acquisition pursuant to an Investment Agreement dated May 27, 2013, as disclosed in the Schedule 13D filed on June 6, 2013.

As you know, the Consortium Members who own ordinary shares of the Company and/or American Depositary Shares (“ADSs,” each ADS representing one ordinary share of the Company) have agreed to work exclusively with each other and are interested only in pursuing this Acquisition and are not interested in selling their ordinary shares or ADSs in any other transaction involving the Company.

2.         Binding Offer Price. Our binding offer price for the Company is US$7.00 in cash per ADS/ordinary share, in each case other than for certain ADSs or ordinary shares held by the Senior Management Members and GGV that may be rolled over in connection with the Acquisition1.

Our binding offer price has been adjusted down from the initial non-binding offer price first indicated to the Board of Directors on May 20, 2013 (the “Announcement”), which was based on publicly available information at that time, due to several factors, including the following:

a.              Since the Announcement, the Company has experienced and disclosed weaker than expected financial performance. The Company’s estimated non-GAAP EBITDA declined by 38% year-on-year during 1Q2013 and 34% year-on-year during 2Q2013, and the Company’s estimated non-GAAP EBITDA declined by 18% from US$80 million for fiscal year 2012 to US$66 million for LTM 2Q2013.

b.              Since the Announcement, the Company has made two consecutive downward revisions to its fiscal year 2013 estimated revenue and net income outlook for the business. The total impact of these two revisions reflects a total downward adjustment of 8% to the Company’s 2013 revenue guidance and 20% to its 2013 net income guidance since the Company’s guidance for 2013 was first issued on February 27, 2013.

c.               Since the Announcement, the global financing market has experienced a sharp increase in volatility, as evidenced by a significant expansion in yields, and continues to face an uncertain global macroeconomic outlook. However, despite the challenging financing market, we have obtained fully-committed debt financing for this transaction.

We believe our Proposal, which represents a premium of 33% to the Company’s closing price on May 17, 2013 (the last trading day prior to the Announcement), provides a very attractive opportunity to the Company’s shareholders to realize superior value, and that our track record provides a high degree of comfort regarding the certainty of closing.

3.         Financing Sources. We intend to finance the Acquisition with a combination of equity provided by the Sponsor, rollover equity from the Senior Management Members and GGV, and fully-committed debt underwritten and arranged by a group of leading international banks, including Bank of America Merrill Lynch, Citigroup Global Markets Asia Limited and HSBC Bank USA, NA (the “Financing Banks”). The Financing Banks are underwriting all of the debt financing required for the Acquisition and have obtained all necessary approvals to provide firm financing commitments. We have enclosed copies of the commitment letters from our Financing Banks in attachment 2 that set out the terms and conditions on which their institutions have obtained credit approval to arrange and underwrite the facilities necessary to consummate the Acquisition. Our Proposal is not subject to financing conditions as the equity and debt to complete the proposed Acquisition is secured.

1  Our Proposal is based on the assumption that, as of June 30, 2013, the Company has (i) 79,398,829 outstanding ordinary shares/ADSs; (ii) 1,093,674 vested restricted shares; (iii) 1,840,720 unvested restricted shares; (iv) 270,180 vested restricted share units; and (v) 4,667,881 unvested restricted share units.

4.         Strategic Intentions. We believe that our knowledge and operational experience in the sector, and our global network, position us well to create value for the Company over the long term and be an excellent steward of the business for its customers and employees. The Blackstone Group L.P. and its affiliates (“Blackstone”) is one of the world’s leading investment and advisory firms, with 25 offices around the world.  Through its different investment businesses, as of June 30, 2013, Blackstone had total assets under management of approximately US$229.6 billion, including US$53.3 billion in private equity funds. Through June 30, 2013, Blackstone’s private equity funds have invested over US$43 billion in 175 transactions in a variety of industries and geographies in pursuit of Blackstone’s investment objectives. Blackstone’s private equity funds currently manage a global portfolio of investments in 75 companies, which in aggregate combine to represent approximately US$109 billion of revenues and over 734,000 employees. Our current global investment fund, Blackstone Capital Partners VI, is one of the largest private equity funds in the world with committed capital of US$16.2 billion.

5.         Internal Approvals. The signatories of the Proposal are duly authorized representative officers of the Consortium. The Consortium has received all internal approvals necessary to submit this Proposal and the merger agreement.

6.         External Approvals. Other than customary SEC filings and HSR filings (if required) and clearances, the Acquisition will also be subject to the customary approval of the Ministry of Commerce of the People’s Republic of China under its Anti-Monopoly Law.

7.         Due Diligence. Based upon the data access that we have received, we have completed our due diligence and are confident in our ability to close this transaction expeditiously. We note that you have provided for access to certain limited confirmatory items to be available at the final stage of the process, and we look forward to completing these items expeditiously with your cooperation. We are confident that these confirmatory items would not affect the binding offer price.

8.         Merger Agreement. We have enclosed our proposed merger agreement. We have limited our amendments and comments to the critical points from our perspective, and this agreement represents the form of merger agreement we would be prepared to execute.

9.         Exclusivity. In consideration of our continued commitment and deployment of resources to the Acquisition, we would request an exclusivity period from the date of your receipt of the Proposal to October 11, 2013. During this time, we would expect the Special Committee, the Company and their respective representatives not to solicit, negotiate or otherwise pursue any other offer for the sale of the Company or its business.

10.  Binding Offer Expiry Date. The Proposal will be effective until 5:00 p.m. Hong Kong time on September 23, 2013, after which we would reserve the right to withdraw the Proposal, which we would notify you in writing, unless the terms outlined in the Proposal are accepted or otherwise agreed. We are highly committed and are confident that the Acquisition can be closed on a highly expedited basis as outlined in this letter, and we remain eager to engage with you or your advisors as soon as practicable. This Proposal does not constitute a binding obligation to effect the proposed Acquisition, and any such binding obligation will be set forth only in the definitive agreements with respect to the proposed Acquisition.

11.  Public Disclosure. We trust you will agree with us that, except for any disclosure that is legally required, it is in our mutual interests to ensure that the parties proceed to conduct our discussions in a strictly confidential manner until the execution of the definitive agreements or termination of our discussions in connection with the proposed Acquisition.

We are very excited about the Acquisition and hope that you are interested in proceeding in a manner consistent with our Proposal.  We believe that we are uniquely positioned to provide a compelling opportunity for the shareholders of the Company on a highly expedited timeframe. Should you have any questions concerning this letter, please feel free to contact us at any time. We look forward to hearing from you.

Tiak Koon Loh	Edward Huang

Chief Executive Officer	Senior Managing Director

Pactera Technology International Ltd.	The Blackstone Group

Enclosed:

Attachment 1: Merger Agreement

Attachment 2: Commitment Letters

/s/ Tiak Koon Loh
Tiak Koon Loh
For and on behalf of the Senior Management Members

Signature Page — Proposal

BCP (Singapore) VI Cayman Acquisition Co. Ltd. (the “Sponsor”)

By:	/s/ Ed Huang
Name: ED HUANG
Title: Director

Signature Page — Proposal

Granite Global Ventures II L.P.
By: Granite Global Ventures II L.L.C.,
its General Partner

By:	/s/Glenn Solomon
Name: Glenn Solomon
Title: Managing Director

GGV II Entrepreneurs Fund L.P.
By: Granite Global Ventures II L.L.C.,
its General Partner

By:	/s/Glenn Solomon
Name: Glenn Solomon
Title: Managing Director

Signature Page — Proposal